*AB 3/4

10029343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey **(212) 905-0555**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/6

OATH OR AFFIRMATION

I, **Douglas Lowey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Officer

Title

Notary Public

JANNETTE SANTIAGO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01SA6056371
MY COMM. EXP MAR. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

To the Members of
Brownstone Investment Group, LLC:

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as at December 31, 2009. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2010

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 804,423
Restricted cash	142,938
Securities owned, at fair value	21,666,812
Due from broker	24,495,376
Dividends and interest receivable	293,794
Furniture, fixtures and equipment (less $364,579 of depreciation)	212,337
Leasehold improvements (less $53,000 of amortization)	124,490
Prepaid expenses	131,247
Other assets	85,000
	$ 47,956,417

LIABILITIES AND MEMBERS' EQUITY AND CAPITAL ACCOUNT HOLDER

Securities sold, not yet purchased, at fair value	$ 19,726,736
Interest payable on securities sold short	307,860
Accounts payable and accrued expenses	6,116,938
	26,151,534
Members' equity and capital account holder	21,804,883
	$ 47,956,417

The notes to the statement of financial condition
are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates primarily to engage in high-yield debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold, not yet purchased are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of the taxable income or loss of the Company.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold, not yet purchased are measured at fair value on a recurring basis. At December 31, 2009 the amounts consist of:

	Securities Owned	**Securities Sold, Not Yet Purchased**
Corporate bonds....................	$ 21,011,151	$ 19,726,736
Equity securities.....................	425,701	
Other.....................................	229,960	
	$ 21,666,812	$ 19,726,736

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

For corporate bonds and equity securities, fair value is determined by reference to quoted market prices and other observable inputs (level 2). Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. The other amount in securities owned of $229,960 represents private investments valued using performance measures of comparable marketable assets (level 3). The value of private investments at December 31, 2008 was $229,943 and the increase in value of $17 is included in net gain from principal transactions on the statement of income.

SECURITIES SOLD, NOT YET PURCHASED:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASE:

The Company entered into a lease agreement (the "Lease") which commenced on June 2, 2006 and expires in May 2013. The Company has the option to extend the term for an additional five years. In connection with the Lease, the Company obtained an irrevocable letter of credit in favor of the landlord for the required security deposit of $125,235. Restricted cash on the statement of financial condition is cash deposited with the issuer of the letter of credit as collateral. Rent expense for the year ended December 31, 2009 amounted to $189,249.

The future annual lease payments are as follows for the year ended December 31:

2010	$ 267,168
2011	267,168
2012	267,168
2013	111,320
Total	$ 912,824

(Continued)

CONCENTRATION OF CREDIT RISK:

At December 31, 2009, all the securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. At December 31, 2009, due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2009, the bank balances on occasion were in excess of the FDIC insurance limit. At December 31, 2009, the cash balance held at JPMorgan Chase Bank, N.A. was $707,639 in excess of the FDIC insurance limit.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2009, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $17,042,229 which was $16,613,909 in excess of its required net capital of $428,320. The Company's net capital ratio was .38 to 1 at December 31, 2009.

RELATED PARTY TRANSACTIONS:

The Company has an office related expense sharing agreement with a related party that has common ownership and management. The amounts charged to the related party have directly offset the related expenses on the statement of income. Amounts charged for year ended December 31, 2009 were:

Occupancy	$ 123,556
Professional fees	27,058
Communications	15,230
Office expense	6,674
Other	7,043
Total	$ 179,561

(Continued)

SUBSEQUENT EVENTS:

Subsequent to December 31, 2009 and to the date of this report, members withdrew capital of $6,769,637.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures and equipment at December 31, 2009 consist of the following:

Equipment	$ 318,195
Furniture and fixtures	180,944
Software	77,777
Total	576,916
Less accumulated depreciation	(364,579)
	$ 212,337

Depreciation expense amounted to $65,571 for the year ended December 31, 2009.

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2009

BROWNSTONE INVESTMENT GROUP, LLC

INDEX

BROWNSTONE INVESTMENT GROUP, LLC

REPORT PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5 (e) (4)

FOR THE FISCAL PERIOD
BEGINNING APRIL 1, 2009
AND ENDING DECEMBER 31, 2009

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Brownstone Investment Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Brownstone Investment Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brownstone Investment Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brownstone Investment Group, LLC's management is responsible for Brownstone Investment Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio Fiore & Fiore LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2010

BROWNSTONE INVESTMENT GROUP, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

From April 1, 2009 to December 31, 2009

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-4 general assessment FY 2009	January 6, 2009	$ 150	
SIPC-6 general assessment FY 2009	July 27, 2009	15,677	
SIPC-7T general assessment for the fiscal period beginning April 1, 2009 and ending December 31, 2009	February 4, 2010	32,795	$ 48,622
		$ 48,622	$ 48,622

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Independent Accountant's Report.